Exhibit 99.1

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or DAVID CAULFIELD

NEWS RELEASE

Henry Awmack, P. Eng. Joins Kiska’s Board of Directors

Vancouver, BC – December 24, 2013: Kiska Metals Corporation (“Kiska” or the “Company”) reports the appointment of Henry Awmack, P. Eng. to the Company’s Board of Directors.

Henry has over 30 years’ experience in the mining industry. As a co-founder of Equity Engineering Ltd. in 1987, Henry has managed all aspects of a geological consulting and contracting firm including project planning and execution, hiring of field crews, geological fieldwork, property examinations and preparation of technical reports. He has worked around the world exploring for a variety of commodities. Henry holds a B.Sc (Honours) Applied Science in Geological Engineering from the University of British Columbia and is registered as a professional engineer with the Association of Professional Engineers and Geoscientists of British Columbia.

“The Company welcomes the depth of experience that Mr. Awmack will add to the Board. His extensive and practical experience in the exploration industry will add significant value as the Company moves forward.” stated Jack Miller, Chairman of the Board. Henry joins the Board alongside: Jack Miller, David Caulfield, George Ireland, John Kanellitsas, Mark Selby and Bipin Ghelani.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects available for option/joint venture throughout North America and Australia. Kiska has recently signed an option agreement with Teck Resources Limited to advance the Kliyul gold-copper porphyry in north central British Columbia. One of the more advanced assets is the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential that contains a 2.25 M oz gold-equivalent indicated resource. Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

On behalf of Kiska Metals Corporation

"David Caulfield"

David Caulfield, P.Geo.
Interim President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov